Exhibit 99.2

Mercurity Fintech Holding Inc. Announces Share Repurchase Program of Up to $10 Million to Strengthen Confidence in Solana and Bitcoin Treasury Strategy and Enhance Shareholder Value

NEW YORK, July 22, 2025 (GLOBE NEWSWIRE) — Mercurity Fintech Holding Inc. (NASDAQ: MFH) (“Mercurity” or the “Company”), a leading innovator in blockchain-native treasury strategies and digital asset infrastructure, today announced a share repurchase program of up to $10 million over the next 12 months.

This strategic decision reflects Mercurity’s strong belief in its long-term strategy and ongoing commitment to increasing shareholder value as it advances its blockchain treasury platform, with a focus on Solana and Bitcoin as core ecosystems.

Building the Future of On-Chain Treasury

Mercurity’s repurchase initiative comes as the Company scales its ambitious multi-chain treasury roadmap. The Company is developing on-chain infrastructure to support programmable treasury reserves, real-time capital deployment, and decentralized liquidity strategies with Solana’s high-speed architecture and Bitcoin’s institutional-grade stability at the core.

Mercurity is also pursuing integrations across staking, custody, and tokenized yield mechanisms to build a modern treasury framework for public companies ready to operate on-chain.

Buyback Details

Repurchases may be made from time to time in open market transactions, privately negotiated transactions, or through other legally permissible means, depending on market conditions and other factors, in accordance with applicable securities laws. The repurchase program may be suspended or discontinued at any time at the Company’s discretion.

About Mercurity Fintech Holding Inc.

Mercurity Fintech Holding Inc. (NASDAQ: MFH) is a fintech group powered by blockchain infrastructure, offering technology and financial services. Through its subsidiaries, including Chaince Securities, LLC, MFH aims to bridge traditional finance and digital innovation across digital asset management, financial advisory, and capital markets solutions.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Contacts:

International Elite Capital Inc.

Annabelle Zhang

Tel: +1 (646) 866-7928

Email: mfhfintech@iecapitalusa.com